FILE No.
82-4749

NORTHERN
ABITIBI
MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

07028285

October 18, 2007

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated October 18, 2007

Please find enclosed 3 copies of the news release listed above.

SEC MAIL PROCESSING
RECEIVED
OCT 25 2007
WASH, D.C. 185 SECTION

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

for Barb O'Neill

11/29

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCOTBER 18, 2007**

News Release: **07-12** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.403.233.2636**
Web: http://www.naminco.ca

Options Granted

Northern Abitibi Mining Corp. has granted stock options under its Stock Option Plan to four directors, three officers and one employee to purchase up to 925,000 common shares for a period of five years commencing on October 18, 2007 and at an exercise price of $0.22 per share.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE

OCOTBER 18, 2007

News Release: **07-12**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.403.233.2636**
Web: http://www.naminco.ca

Options Granted

Northern Abitibi Mining Corp. has granted stock options under its Stock Option Plan to four directors, three officers and one employee to purchase up to 925,000 common shares for a period of five years commencing on October 18, 2007 and at an exercise price of $0.22 per share.



"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. [illegible]-4749

NEWS RELEASE **OCOTBER 18, 2007**

News Release: **07-12** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.403.233.2636**
Web: http://www.naminco.ca

Options Granted .

Northern Abitibi Mining Corp. has granted stock options under its Stock Option Plan to four directors, three officers and one employee to purchase up to 925,000 common shares for a period of five years commencing on October 18, 2007 and at an exercise price of $0.22 per share.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

END